

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 23, 2016

<u>Via E-Mail</u>

Peter M. Astiz, Esq.
DLA Piper LLP (US)
2000 University Ave
East Palo Alto, CA 94303

> **Re:** **Tubemogul, Inc.**
> **Schedule 14D-9 filed November 18, 2016**
> **SEC File No. 005-88262**

Dear Mr. Astiz:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Certain Unaudited Prospective Financial Information of TubeMogul, page 39

1.   We note your repeated references to the disclosure being of "certain" information and disclosed in "summary" form. Revise your disclosure to include the full financial projections provided to Morgan Stanley and all bidders in your sales process.

2.   Disclose the assumptions made in arriving at the financial projections discloed. We note your reference to "assumptions made by TubeMogul's management with general business, economic, competitive and geopolitical conditions and additional matters specific to TubeMogul's business."

3.   We note that the projected financial information included in this section has not been prepared in accordance with GAAP. Please provide the reconciliation

required under Rule 100(a) of Regulation G, or advise. We may have additional comments after we review your response.

We remind you that the company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions